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                               January 5, 2021

       Bom Suk Kim
       Chief Executive Officer
       Coupang, Inc.
       Tower 730, 570, Songpa-daero, Songpa-gu
       Seoul, Republic of Korea 05510

                                                        Re: Coupang, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
7, 2020
                                                            CIK No. 0001834584

       Dear Mr. Kim:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted December 7, 2020

       Prospectus Cover, page i

   1. We note your disclosure that outstanding shares of Class B common stock will control a certain percentage of
the company   s voting power. Please revise your disclosure here and
                                                        elsewhere, as
applicable, to clearly state that Mr. Kim, the company   s Chief Executive
                                                        Officer, is the holder
of all Class B common stock.
       Summary Risk Factors, page 6

   2. Please quantify the net losses incurred in each of the past three fiscal years and quantify your accumulated
deficit.
 Bom Suk Kim
Coupang, Inc.
January 5, 2021
Page 2
Risk Factors, page 13

3. You disclose on page 49 you are a holding company and you rely on dividends, loans and other distributions on equity paid by your operating subsidiaries. In consideration of Item
         11(e) of Form S-1, please explain to us your consideration of the applicability of Rules 4-
         08(e), 5.04(c) Schedule I and 12-04 of Regulation S-X to your filing. We cannot predict the effect our dual class structure may have on the price per share of our Class
A common stock, page 54

4. Please describe here, or elsewhere as appropriate, the dilutive effect on the Class A holders that will occur as the result of future conversion of Class B common stock.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Factors Affecting our Performance, page 80

5. Given that the increasing participation of customers in your Rocket WOW membership program is a key driver of increasing Net Revenues per Active Customer, please disclose the percentage of Active Customers that were Rocket WOW members in each of the last two completed fiscal years.
Components of Results of Operations, page 86

6. To the extent material, please describe here, and elsewhere as appropriate, the qualitative and quantitative aspects of your promotional discounts and loyalty rewards programs.
Liquidity and Capital Resources, page 89

7. You state that you expect your investment into your growth strategy will continue to be significant, including with respect to the expansion of your fulfillment, logistics and technology capabilities. Please disclose any material commitments for capital expenditures as of the end of the latest fiscal period. So that investors understand the magnitude of future investments and expenditures, please disclose any material trends in such expenditures, to the extent practicable. Refer to Item 303(a)(2) of Regulation S-K.
8. Please provide a more robust analysis of the nearly $383 million (55%) decrease in net cash outflow of operating activities in 2019 compared to 2018 and material changes between any other comparative periods presented. Note and discuss all material factors contributing to the change. In particular, address the most material items within the cited changes in operating assets and liabilities contributing to the change between 2019 and
       2018 and discuss any associated material underlying factors. Please note references to noncash items and results may not provide a sufficient basis to understand how operating
FirstName LastNameBom Suk Kim
       cash actually was affected between periods. Refer to section IV.B.1 of SEC Release No.
Comapany    NameCoupang,
       33-8350               Inc.Quantify variance factors cited pursuant to
section 501.04 of the
                 for guidance.
Januarystaff   s Codification
         5, 2021  Page 2    of Financial Reporting Releases.
FirstName LastName
 Bom Suk Kim
FirstName  LastNameBom Suk Kim
Coupang, Inc.
Comapany
January    NameCoupang, Inc.
        5, 2021
January
Page 3 5, 2021 Page 3
FirstName LastName
Business, page 97

9. We note from your disclosure here you recently expanded your service offerings to include "Rocket Fresh" fresh food and grocery delivery and "Coupang Eats" restaurant order and delivery. We further note your use of "Coupang Flex" and "Eats Delivery"
         partners as independent contractor delivery drivers in association with the noted services.
         Please tell us how you record these transactions in your financial statements and clarify if your revenue related to these arrangements is material.
10. We further note from disclosure here you provide digital financial services through your
         "Coupang Pay" that includes payment processing services and acceptance of payments using a variety of methods, including credit and debit cards and money transfers. Please tell us how Coupang Pay transactions are processed and settled. Include in your response the types of fees charged on each transaction and how these fees are recorded in your financial statements. In addition, please clarify if your revenue related to these arrangements is material.
11.      We note your risk factors describing the company   s reliance on
"Coupang Pay," as well as
         your disclosure on page 100 regarding your near-to-medium term expectation that the digital payments and online advertising offerings will expand your total addressable market. Please include a description of these offerings in your Business section to give investors a better understanding of how you plan to generate revenue from them.
12. In an appropriate place, please describe the material terms of your AWS Enterprise
         Agreement.
13. Please include a description of the general terms of your agreements with third-party merchants, including the general fee structure, duration and termination provisions of such agreements.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Income Taxes, page F-12

14. You disclose the parent is a flow-through entity for tax purposes, and as such, U.S. federal and state income taxes on net domestic taxable earnings are the
obligation of the parent   s
         members, and accordingly no provision for U.S. income taxes has been made in the accompanying consolidated financial statements. It appears the parent will become a taxable entity in the corporate conversion to occur in connection with the offering. Please explain to us the impact on income taxes presented in the filing associated with the corporate conversion and your consideration of providing pro forma tax and earnings per share data on the face of the historical statements for all periods included in the filing to the extent the impact is considered material.
 Bom Suk Kim
Coupang, Inc.
January 5, 2021
Page 4
Exhibits

15. Please file the plan of conversion as an exhibit to the registration statement. Alternatively, please tell us why you believe it is not required to be filed.
General

16. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameBom Suk Kim                                   Sincerely,
Comapany NameCoupang, Inc.
                                                                Division of
Corporation Finance
January 5, 2021 Page 4                                          Office of Trade
& Services
FirstName LastName